

SECURIT  IN

05036605

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 5 2005

SEC FILE NUMBER
8- 53492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING ___12/31/2004___

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIGGS - FICKS SECURITIES, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

250 EAST WISCONSIN AVENUE, SUITE 860
_____
(No. and Street)

MILWAUKEE   WI   53202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   MARY E. BRIGGS   414-273-2112
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI ULLRICH BERTELSON, LLP
_____
(Name – if individual, state last, first, middle name)

1200 NORTH MAYFAIR ROAD, SUITE 450	MILWAUKEE	WI 53226
(Address)	(City)	(State) (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____MARY E. BRIGGS_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BRIGGS – FICKS SECURITIES, LLC _____ , as
of _____DECEMBER 31_____, 20 _04___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF WISCONSIN

COUNTY OF MILWAUKEE

   SIGNED BEFORE ME ON 2/24/05

    BY MARY E. BRIGGS

_____

     Notary Public   COMMISSION EXPIRES 1/25/09

Signature

MANAGING DIRECTOR
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs - Ficks Securities, LLC

Milwaukee, Wisconsin

Financial Statements and Additional Information

Years Ended December 31, 2004 and 2003

Briggs - Ficks Securities, LLC

Financial Statements and Additional Information
Years Ended December 31, 2004 and 2003

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors and Members
Briggs - Ficks Securities, LLC
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Briggs - Ficks Securities, LLC, as of December 31, 2004 and 2003, and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2004 and 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs - Ficks Securities, LLC, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 11 through 13 is presented for purposes of additional analysis; it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
Wipfli LLP

January 11, 2005
Milwaukee, Wisconsin

Briggs - Ficks Securities, LLC

Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents	$3,179	$3,715
Trading securities	155,142	134,258
Receivables from clearing organization	34,479	40,427
Prepaid expenses	0	3,716
Office furniture and equipment	9,123	14,011
TOTAL ASSETS	$201,923	$196,126

Liabilities and Members' Equity	2004	2003
Liabilities - Accrued expenses	$87,406	$69,822
Members' equity	114,517	126,303
TOTAL LIABILITIES AND MEMBERS' EQUITY	$201,923	$196,126

Briggs - Ficks Securities, LLC

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$295,899	$476,549
Money market rebates	38,573	34,379
Trading gains and losses, net	20,885	38,155
Interest and dividend income	2,230	11,386
Other revenue	13,149	1,524
Total revenues	370,734	561,993
Expenses:		
Salary and benefits	194,483	376,743
Occupancy	56,779	51,512
Floor brokerage, exchange, and clearance fees	80,194	162,784
Insurance	5,632	6,692
Regulatory fees and expenses	1,596	5,155
Legal and professional fees	11,782	15,306
Other expenses	32,055	28,477
Total expenses	382,520	646,669
Net loss	($11,786)	($84,676)

Briggs - Ficks Securities, LLC

Statements of Members' Equity
Years Ended December 31, 2004 and 2003

	Members' Contributions	Accumulated Profits (Losses)	Total Members' Equity
Balance January 1, 2003	$209,123	$1,856	$210,979
Net loss	0	(84,676)	(84,676)
Balance, December 31, 2003	209,123	(82,820)	126,303
Net loss	0	(11,786)	(11,786)
Balance, December 31, 2004	$209,123	($94,606)	$114,517

Briggs - Ficks Securities, LLC

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Increase (decrease) in cash and cash equivalents:		
Net loss	($11,786)	($84,676)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	5,999	6,497
Gain on trading equities	(20,885)	(38,154)
Changes in operating assets and liabilities:		
Decrease in receivables from clearing organization	5,948	95,450
(Increase) decrease in prepaid expenses	3,716	(6)
Increase (decrease) in accrued expenses	17,584	(25,568)
Total adjustments	12,362	38,219
Net cash provided by (used in) operating activities	576	(46,457)
Cash flows used in investing activities:		
Purchases of office furniture and equipment	(1,112)	(1,745)
Net decrease in cash and cash equivalents	(536)	(48,202)
Cash and cash equivalents at beginning of period	3,715	51,917
Cash and cash equivalents at end of period	$3,179	$3,715

Briggs - Ficks Securities, LLC

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principal Business Activity

Briggs - Ficks Securities, LLC (the "Company") provides broker/dealer services, specializing in institutional security trading. The Company is a member of the National Association of Security Dealers ("NASD") and is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that funds and securities belonging to the Company's customers will be handled by a correspondent broker-dealer. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3. The Company's customers are located primarily in the Milwaukee, Wisconsin, metropolitan market.

Operations

The Company was incorporated on June 15, 2001. The Company's operations are primarily devoted to providing brokerage and investment services to individual and corporate clients.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date.

Briggs - Ficks Securities, LLC

Notes to Financial Statements

Note 1 — Summary of Significant Accounting Policies (Continued)

Trading Securities and Commissions

All investments are classified as trading securities. Realized and unrealized gains and losses on trading securities are included in other income.

Security transactions, commission income, and related clearing expenses are recorded on a settlement date basis, generally the third business day following the trade date of the security transaction. The majority of revenues are attributable to the daily trading of securities by customers.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market accounts, and deposits with banks and clearing organizations. As part of the Company's agreement with their clearing organization, they are required to maintain at least $100,000 on deposit consisting of cash and trading securities with the clearing organization.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2004 and 2003, was $0 and $5,346, respectively.

Depreciation

Depreciation and amortization are computed on the straight-line method for financial reporting purposes based on the 3 to 10-year estimated useful lives for office furniture and equipment.

Briggs - Ficks Securities, LLC

Notes to Financial Statements

Note 1   **Summary of Significant Accounting Policies** (Continued)

Income Taxes

Under provision of the Internal Revenue Code, the Company has elected to be treated as a partnership for income tax purposes. Accordingly, the Company is generally not subjected to federal or state income taxes at the corporate level. All tax attributes of the Company will be passed through to its members and income taxes will be paid by the individual members.

Note 2   **Lease Commitments**

The Company has an operating lease for its current office space. Rent expense for the period ended December 31, 2004 and 2003, was $39,817 and $34,301, respectively. The lease expires September 30, 2006. Minimum future lease payments for the year ending December 31 are as follows:

2005	$38,712
2006	$29,314

The lease provides for annual adjustments to rent for changes in real estate taxes and operating expenses. The minimum future payments above are computed using the current charges for real estate taxes and operating expenses.

The Company has two consecutive options to renew the lease for an additional three-year term under substantially the same terms and conditions.

Note 3   **Trading Securities**

Trading securities consist of 3,510 shares of Marshall & Ilsley Corp. stock. This investment has been pledged to RBC Dain Rauscher, as a clearing deposit.

Briggs - Ficks Securities, LLC

Notes to Financial Statements

Note 4   **Office Furniture and Equipment**

Office furniture and equipment at December 31 consist of:

	2004	2003
Office furniture	$12,458	$12,458
Office equipment	18,506	17,393
Total	30,963	29,852
Less accumulated depreciation	21,841	15,841
Total office furniture and equipment	$9,123	$14,011

Depreciation expense for the years ended December 31, 2004 and 2003, was $5,999 and $6,497, respectively.

Note 5   **Net Capital Requirements**

The Company is subject to the Securities and Exchange commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital shall not exceed 15 to 1. Under the terms of the Company's registration with the SEC, the minimum net capital requirement must exceed $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $57,126, which exceeded its required net capital by $51,000. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.

Note 6   **Possession or Control Requirements**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Briggs - Ficks Securities, LLC

Notes to Financial Statements

Note 7 **Concentrations of Credit Risk Arising From Cash Deposits in Excess of Insured Limits**

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

Note 8 **Concentration With Major Customer**

The majority of revenue from trading commissions is concentrated in a group of accounts closely related to a single family of trust accounts.

Note 9 **Commitments and Contingencies**

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of a net loss on the unsettled trade. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 10 **Liabilities Subordinated to Claims of General Creditors**

The Company had no subordinated liabilities during the years ended December 31, 2004 and 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Additional Information

Briggs - Ficks Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004 and 2003

	2004	2003
Net capital:		
Total members' equity	$114,517	$126,303
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	(9,123)	(14,011)
Prepaid expenses	0	(3,716)
Other deductions	(5,000)	(5,000)
Net capital before haircuts on securities positions	100,395	103,576
Haircuts:		
Securities	(23,271)	(20,139)
Undue concentration	(19,956)	(17,270)
Other	(42)	(42)
Net capital	$57,126	$66,125
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accured expenses	$87,406	$69,822
Total aggregate indebtedness	$87,406	$69,822
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$5,827	$4,655
Minimum dollar requirement	5,000	5,000
Net capital requirement	$5,827	$5,000

Briggs - Ficks Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2004 and 2003

	2004	2003
Excess net capital at required minimum dollar amount	$52,126	$61,125
Excess net capital at 6.67% of aggregate indebtedness	$51,298	$61,470
Ratio: Aggregate indebtedness to net capital	1.53 to 1	1.06 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

Briggs - Ficks Securities, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004 and 2003

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: RBC Dain Rauscher.